August 27, 2024

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Aisha Adegbuyi and Tonya Aldave

Division of Corporation Finance, Office of Finance

Re:	Janover Inc. Registration Statement on Form S-3 Filed August 1, 2024 File No. 333-281185

Dear Ladies and Gentlemen:

On behalf of our client, Janover Inc. (the “Company”), we submit this letter setting forth the response of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 19, 2024 (the “Comment Letter”) with respect to the Company’s above-referenced registration statement (the “Registration Statement”).

For your convenience, we have reproduced below in bold italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Registration Statement on Form S-3

General

1.

We note your disclosure related to a notice of delisting received from Nasdaq on page S-33 and that you have until January 13, 2025, to regain compliance with the Nasdaq Minimum Bid Price Requirement. Please address the following:

•	tell us why the risk factor related to the delisting notice appears in the supplement prospectus, but does not appear in the delayed shelf offering prospectus, and how you plan to inform investors not participating in the at-the-market offering of the Nasdaq delisting risk;
•	tell us how you plan to monitor and, if needed, terminate the at-the-market offering if you are not able to comply with Nasdaq Minimum Bid Price Requirement in a timely manner; and
•	revise the prospectus to disclose material risks to investors in the at-the-market offering related to possible Nasdaq delisting.

Company Response. The Company acknowledges the Staff’s comment and update(s) the Staff, as follows:

•	The Company has updated the current section ‘Risk Factors’ in the shelf offering prospectus and in the prospectus supplement, ensuring adequate disclosure related to the Nasdaq delisting notice. Additionally, the Company will ensure that each prospectus supplement filed hereafter maintains and/or includes the said disclosure (and any updates thereto), ensuring adequate notice to prospective investors to the Company’s securities.

•	The Company was granted an initial 180-day period expiring on January 13, 2025 to regain compliance with the Nasdaq’s Minimum Bid Price Requirement and may be eligible for an additional 180-calendar day compliance period such date. The Company is currently exploring its options to achieve compliance prior to the expiry of the initial 180-calendar day period and intends to seek stockholder approval for a reverse-stock split prior to the expiry of the initial 180-calendar day period. Additionally, the Company will terminate its current shelf offering and the at-the-market offering thereunder, if needed, if the Company is not able to regain compliance with the Nasdaq Minimum Bid Price Requirement in accordance with the time provided therefor by Nasdaq.

•	The Company has updated the prospectus to disclose material risks to investors in the at-the-market offering related to possible Nasdaq delisting.

2.	Given recent decline in your stock price and the limitation of selling no more than one-third of all your common voting and nonvoting equity held by non-affiliates, please tell us how you plan to monitor that the at-the-market offering sales agent does not exceed the maximum number of shares you can sell in the offering. Refer to General Instruction I.B.6(a) to Form S-3.

Company Response. The Company acknowledges the Staff’s comment and notes that the current at-the-market offering is up to the amount provided and is based on assumptions as of the initial date of filing. The Company would continue to comply with General Instruction I.B.6(a) to Form S-3, and notes that the proposed at-the-market offering and any future offerings would be conducted after consultation with the relevant stakeholders, ensuring the Company does not exceed the maximum number of shares that can be sold.

3.	Please note that under General Instruction I.B.6(c), you are required to have at least one class of common equity securities listed and registered on a national securities exchange and your current Form S-3 eligibility depends on maintaining a listing on Nasdaq. You also disclose that you received a delisting notice from the exchange. Please tell us your plans as to this shelf offering in the event that your securities are delisted from Nasdaq.

Company Response. As noted in the third bullet of the Company’s response to Comment #1 above, in case the Company is delisted from Nasdaq, the Company will terminate its current shelf offering and the at-the-market offering thereunder.

Cover Page

4.	Due to the recent decline in your stock price and the limitation of selling no more than one-third of all your common voting and nonvoting equity held by non-affiliates, please update the disclosure on the cover page relating to the market value of your common stock held by non-affiliates.

Company Response. The Company acknowledges the Staff’s comment and notes that the Company has made the requested changes.

Risk Factors, page 9

5.	Please add a separately captioned risk factor here and in the risk factors section starting on page S-11 to disclose the dilutive effect of this offering and the continued downward pressure on your market price. In this regard, we note that you have received a notice from Nasdaq relating to possible delisting after your stock price declined below $1.00 per share.

Company Response. The Company acknowledges the Staff’s comment and notes that the Company has made the requested changes in both Risk Factor sections of the Registration Statement, and in the prospectus supplement.

We hope that the foregoing has been responsive to the Staff’s comments.

Please direct any questions or comments regarding the foregoing to Ross D. Carmel, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 838-1310 or Blake Janover, Chief Executive Officer of the Company at (561) 559-4111.

Very truly yours,

/s/ Ross Carmel, Esq.
Ross Carmel, Esq.
Sichenzia Ross Ference Carmel LLP

cc:	Blake Janover, CEO Janover Inc.